SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

3Q18 Results

Copel records EBITDA of R$785.6 million in the third quarter

CPLE3 | R$20.11 CPLE6 | R$21.41	ELP | US$ 5.27 XCOP | € 4.54	Market value | R$5.7 bi * Quotes 09.30.2018

Earnings Release 3Q18

LIST OF CONTENTS

1. Main Events in the Period	3
2. Financial Performance	9
2.1 Operating Revenues	9
2.2 Operating Costs and Expenses	10
2.3 Equity in the Earnings of Subsidiaries	13
2.4 EBITDA	13
2.5 Financial Result	14
2.6 Consolidated Net Income	15
2.7 Consolidated Income Statement	16
3. Main Account and Changes Balance Sheet	17
3.1 Main Accounts	17
3.2 Balance Sheet Assets	19
3.3 Debt	20
3.4 Balance Sheet Liabilities	23
4. Performance of the Main Companies	24
4.1 Copel Geração e Transmissão	24
4.2 Copel Distribuição	25
4.3 Copel Telecomunicações	27
4.4 Accounting Information	29
5. Investment Program	30
6. Power Market and Tariffs	30
6.1 Captive Market Copel Distribuição	30
6.2 Grid Market (TUSD)	31
6.3 Electricity Sales	31
6.4 Total Energy Sold	32
6.5 Energy Flow	33
6.6 Tariffs	36
7. Capital Market	37
7.1 Capital Stock	37
7.2 Stock Performance	38
7.3 Dividends and Interest on Own Capital	39
8. Operating Performance	40
8.1 Power Generation	40
8.2 Transmission	48
8.3 Distribution	49
8.4 Telecommunications	51
8.5 Equity Interests	52
8.6 New Projects	52
9. Other Information	54
9.1 Human Resources	54
9.2 Main Operational Indicators	55
9.3 Conference Call 3Q18 Results	56
Exhibit I Consolidated Cash Flow Statement	57
Exhibit II Financial Statements Wholly Owned Subsidiaries	58
Exhibit III Financial Statements by Company	61

* Amounts subject to rounding.	2

Earnings Release 3Q18

1. Main Events in the Period

Copel recorded EBITDA of R$785.6 million in 3Q18, 23.1% higher than the R$637.9 million recorded in 3Q17. The result was mainly impacted by (i) the result of the tariff adjustments applied in June 2018 and June 2017 to the transmission lines that Copel GeT holds, (ii) the higher volume of eletricity sales to final consumers, and (iii) the 1.7% increase in the grid market, and iv) by the Copel Distribuição's tariff adjustment on June 24, 2018. These impacts were partially offset by the worsening of the hydrological scenario, the higher average PLD and the higher price of the dollar in the 3Q18.

EBITDA in 3Q18, adjusted for items considered non-recurring, mainly due to reversal of impairment, reached R$749.2 million, an increase of 52.4% compared to 3Q17 (R$491.6 million ). More details in item 2.

Start of test operation of the Cutia Wind Complex and Bento Miguel Wind Complex

In September 2018, the Company began testing the Cutia Wind Complex, which  is composed  of  seven  wind  farms (Cutia,  Guajuru,  Esperança  do  Nordeste,  Jangada, Maria Helena, Paraíso dos Ventos do Nordeste e Potiguar), totaling 180.6 MW of installed capacity. At  this time, approximately  86%  of  the  wind  turbines  of  the  Cutia  Wind  Complex  are  operating  in  the  test phase,  while  the  other  wind  turbines  will  start  operating  in  sequence,  in  a  stepwise  manner.

The Bento Miguel Wind Complex, which is made up of 6 parks (São Bento do Norte I, II and III and São Miguel I, II and III), totals 132.3 MW of installed capacity and started the operation in tests on 05 of November of 2018 and counts on 14% of the aerogenerators operating in tests, while the others will start up in a stepwise way.

During  the testing  period,  the  energy  generated  will  be  traded  on  the  short-term  market  and,  after  obtaining  the operating license, the energy will be delivered as contracted on respective Auction.

The Cutia Complex, together with the Bento Miguel Complex, forms the Cutia Wind Farm, which is made up of 13 parks, totaling 312.9 MW of installed capacity.  More details in item 8.1.

Copel wins auction to build Bela Vista SHP

Copel GeT, through the Consortium Bela Vista Geração, participated in the A-6 auction, held on August 31, 2018, and sold 14.7 MW of the Bela Vista SHP for the price of R$195.70/MWh.

With an estimated investment of R$200.0 million, the Bela Vista SHP, which has 29 MW of installed capacity and a assured power of 16.6 MW, will be built on Rio Chopim, in the municipalities of São João and Verê, located in the southwest of the State of Paraná.

The energy sales agreement begins on January 1, 2024, with a 30-year term and annual IPCA-adjustment.

3

subject to rounding.

Earnings Release 3Q18

Copel GeT wins Lot J of the Eletrobras Auction

On September 27, 2018, Copel GeT bought Lot J of Eletrobras Auction 01/2018, which comprises 75% of SPC Uirapuru Transmissora de Energia S.A.

The venture, which is already in commercial operation and corresponds to the TL Ivaiporã - Londrina, consisting of 120 km of transmission line and a RAP of R$32.4 million, will provide imminent cash generation and was conquered by R$105.0 millions. The line transmission, which crosses 10 municipalities in Paraná State (Manoel Ribas, Ariranha do Ivaí, Ivaiporã, Grandes Rios, Cruzmaltina, Faxinal, Marilândia do Sul, California, Apucarana and Londrina), is located close to other projects belonging to Copel GeT, and will provide synergy in the use of resources for operation and maintenance, diluting operational costs for the group. In addition, the Company also intends to reduce administrative costs by absorbing the management in the existing structure in the Copel group.

The Auction’s result can still be changed, as existing minority shareholders has the right of first refusal. Thus, the Fundação Eletrosul de Previdência e Assistência Social - ELOS may acquire the participation of Eletrosul in the same conditions offered by Copel in the auction or may sell its interest (25%) in the venture.

 Assets swap with Eletrosul

On August 30, 2018, Copel GeT concluded a Swap Contract of Shares with Eletrosul in the jointly-controlled developments of Costa Oeste Transmissora de Energia SA (51% Copel GeT and 49% Eletrosul), Marumbi Transmissora de Energia SA (80% Copel GeT and 20% Eletrosul) and Transmissora Sul Brasileira de Energia SA (20% Copel GeT and 80% Eletrosul). Under this agreement, Copel GeT now holds 100% interest in the Costa Oeste and Marumbi projects, while Eletrosul now holds a 100% stake in Transmissora Sul Brasileira.

The assumption of 100% of the Costa Oeste and Marumbi's participation in Copel GeT will allow the appropriation of scale gains in the integrated management of these projects with the company's other assets.

Business combinations occurred on August 31, 2018, the date of the transfer of shares. More details in our Quarterly Financial Information (Note 1.2).

UHE Colíder

The Colíder HPP, which is being built on the Teles Pires river in the State of Mato Grosso, suffered impacts on its schedule. At the end of August 2018, during the commissioning tests of the HPP Colíder’s Generating Unit 01, a problem was  identified in the moviment’s system of downstream floodgates  of the generating units

At  that  time, based  on  the  best  estimates  of  engineers  and  technicians  involved,  the  Company's  expectation  to  solve  the problem, so that the commissioning trials were resumed to allow the start of operation, was approximately two months. However,  during  the  execution  of  the  planned  corrective  measures,  we  concluded  that  the  solution  would require a change in the design of the floodgates guide and would require an additional time.

4

subject to rounding.

Earnings Release 3Q18

Given these facts, based on the best adjusted estimate of the technicians and engineers involved, the operational start date of the first generating unit, which was previously scheduled for October 2018, was revised for the month of December 2018, and the third and last forecast for April 2019. More details in item 8.1.

BNDES approves financing of R$619 million for Cutia

The National Bank for Economic and Social Development (BNDES) approved the financing of R$ 619.4 million for the implementation of the Cutia Wind Farm project. The agreement, to be signed in the next few days, provides for amortization in 192 installments (maturity in 16 years), with a grace period of 6 months and remuneration of TJLP + 2.04%. The project consists of the implementation of the Cutia Wind Complex and the Bento Miguel Wind Complex, which is made up of 13 parks, located in State of Rio Grande do Norte, totaling 312.9 MW of installed capacity.

'Mais Clic Rural' Program

The Mais Clic Rural program, launched in 2015 by Copel Distribuição and which foresees significant investments for the modernization of the electricity system that serves the main poles of the State agroindustry, aims to improve the quality of the electricity to final customers in integrated productive processes highly sensitive to interruptions of energy.

Automatic reclosers are among the key technological elements used in the program, replacing fuse switches in distribution networks. The cut out fuse act as a protection for any temporary interruption of electrical circuits, faster and more effective paper made by the reclosers, with the advantage of seeking to automatically reconnect the affected section in a matter of seconds, normalizing the supply if the cause is temporary or, if necessary, isolating the affected stretch.

The gains measured so far, with 3,200 intelligent devices already in operation, indicate a reduction of up to 66% in the average time that consumers are out of power, thanks to the action of the reclosers. The reduction represented 35 minutes less in Copel's total DEC. In addition, about 30,000 fuse exchanges were avoided within a year, as was the cost of displacement, materials, and manpower of staff to handle accidental and temporary shutdowns.

BNDES approves financing of R$194 million for Baixo Iguaçu

The National Bank for Economic and Social Development (BNDES) approved the financing of R$194.0 million for the implementation of the Baixo Iguaçu Hydroelectric Power Plant (an enterprise in which Copel GeT holds a 30% stake through the Consórcio Baixo Iguaçu - CEBI). The agreement provides for amortization in 192 installments (maturity in 16 years), with a grace period of 6 months and remuneration of TJLP + 1.94%. More details in item 8.1.

5

subject to rounding.

Earnings Release 3Q18

Issue of R$1.0 billion in debentures – Copel Dis

On October 5, 2018, Copel Distribuição S.A. liquidated its 4th issue of simple and unsecured debentures, not convertible into shares, with an additional fidejussory guarantee, in a single series, for public distribution, pursuant to CVM Instruction 476/2009, in the total amount of R$1.0 billion, with maturity of five years and amortization in three annual installments, as of September 2021.

The debentures will be remunerated with interest corresponding to the accumulated variation of 100.0%, of the average daily rates of Interbank Deposits (DI), exponentially increased by a surcharge of 2.70% p.a. The funds raised will be used to pay the 1st installment of the amortization of the 2nd issue of simple debentures of the Issuer, and to strengthen its working capital.

Issue of R$290.0 million in Debentures - Copel GeT

On October 11, 2018, Copel Geração e Transmissão S.A. liquidated its 5th issue of simple Debentures, pursuant to Article 2 of Law 12,431, of June 24, 2011 (“Infrastructure Debentures”), not convertible into shares, with real guarantee, with additional fidejussory guarantee, in a single series, for public distribution, under the terms of CVM Instruction 476/2009, in the total amount of R$290.0 million, with maturity of seven years and amortization in five annual installments, as of September 2021.

The debentures will be remunerated with an interest corresponding to the variation of IPCA, plus a surcharge of 7.6475% per year. A corporate guarantee was provided by Companhia Paranaense de Energia - COPEL. The funds raised will be used to reimburse expenses related to the implementation of the transmission lines Araraquara II - Taubaté, Assis - Londrina and Foz do Chopim - Realeza, and the Realeza Substation.

Corporate Governance Report

On October 31, 2018, Copel published its Corporate Governance Report, pursuant to CVM Instruction 586, which amends CVM Instruction 480 and incorporates the obligation of publicly-held companies to disclose information on the application of the governance practices set forth in the Brazilian Code of Governance Corporate.

The code follows the "practice or explain" model and was drawn up by 11 market entities that integrated a working group on the subject. The document contains a set of best practices and addresses governance issues such as ownership structure, governance composition, and internal controls.

Copel once again included in the FTSE4Good index

In July 2018, Copel was selected to remain included in the FTSE4Good Emerging Market Index, as well as FTSE4Good Emerging Latin America. To be participate in the FTSE4Good indexes, companies must have good results in the FTSE (“Financial Times Stock Exchange”) evaluation, based on environmental, social and governance indicators and criteria - ESG.

6

subject to rounding.

Earnings Release 3Q18

On a scale of 0 to 5, Copel received 3.8 points, its best result in this evaluation (3.1 in 2016 and 3.7 in 2017). The improved overall performance results from a better evaluation of the Company’s environmental practices, specially the management of Biodiversity.

Copel receives commemorative stamp at public meeting with investors

On August 22 and 23, 2018, Copel attended public meetings with investors in São Paulo and Rio de Janeiro, which were promoted by APIMEC (Association of Capital Market and Investment Analysts and Professionals) The Company was awarded a platinum stamp for its attendance record at meetings in São Paulo, attended by Copel for the 15th consecutive year. In Rio de Janeiro, Copel received the gold stamp, celebrating the attendance for its tenth consecutive year.

Copel among the 150 best companies to work for

For the second consecutive year, Copel is among the 150 best companies to work for in Brazil, according to a survey by Você S/A magazine. The award, which took place in São Paulo on the night of November 6, 2018, reflects information collected through interviews with employees, resulting in the attribution of an Index of Happiness at Work. From all the results, a ranking of the 150 companies with the best organizational climate in the country is established.

Copel is recognized in the inventory of greenhouse gases

The Brazilian GHG Protocol Program honored Copel for its pioneering spirit to report its inventories of Greenhouse Gas Emissions (GHG). The recognition occurred in an event held on August 15, 2018, in São Paulo. A certificate was awarded in the event, recognizing the company’s contribution to a more transparent corporate culture concerning GHG emissions.

Copel receives ‘Viva Voluntário’ Award in Brasilia

On August 28, 2018, the CEO of Copel, Jonel Nazareno Iurk, received from the President of the Republic, Michel Temer, the 2018 ‘Viva Voluntário’ Award, a recognition from the federal government for the actions of entities and citizens in favor of volunteer works throughout Brazil. The award ceremony took place on the National Volunteer Day in Brasilia, and Copel was included in the Public Sector category, with the project Partnership with Social Institutions through a Permanent Public Call.

Copel Telecom elected the company of the year in the Telecom Yearbook

With over 33,000 kilometers of fiber cables in the State of Paraná, Copel was elected the company of the year in the Telecom Yearbook.

7

subject to rounding.

Earnings Release 3Q18

This important recognition is due to strategy to resize the Fiber to the Home (FTTH) infrastructure to meet demand, providing more capacity at peak times with maximum load and adjusting availability of the network, thus increasing the supply of services in the base of domestic clients and small and medium-sized enterprises. The Company also increased the number of cities covered with a 200 Gbps backbone to 399 municipalities, achieved through the modernization of the optical ring and the integration of redundant routes, meeting the needs of companies and operators.

In addition to the award of Company of the Year and the distinction in Services of Hosting and Servers or Data Center in 2018, the Company was also a highlight in the previous editions of the Telecom Yearbook, receiving a distinction in Network Infrastructure Services in 2014, Corporate Services in 2015 and Convergent Services in 2016. The Company was also among the ten most profitable companies and among the ten companies with the largest growth in 2016 and 2017.

Copel Telecom receives zero-carbon certificate

COPEL Telecom received the certificate of zero-carbon emission through a partnership developed with Biofílica, a Brazilian company focused on managing and preserving forests through the sale of environmental services. The certificate was awarded during Futurecom, the largest event of the segment in Latin America.

The achievement of the certificate is proof that Copel Telecom is honoring the commitments made in the sustainability committee and in actions such as fiber optics recycling, battery recycling (over 200 tons), the program internet without bullying and now with zero-carbon. 752 tons of CO2 were neutralized, concerning emissions from the 2017 inventory of telecom operations.

Fourth electric station by Copel and Itaipu is installed at BR-277

Copel and Itaipu Binacional launched another electric station in the first electric road of Paraná, a network of recharging stations for electric cars that will connect the coast of Paraná to Foz do Iguaçu, in the extreme west of the State, a route with over 700 km.

Inaugurated on October 15th, the recharging unit is the fourth in operation in the electric road project, which will have a total of eleven electric stations and an estimated investment of R$5.5 million.

Each electric station will have 50 kVA (kilovolt) of power - corresponding to ten electric showers on at the same time - and three types of own connectors to meet the models of electric or hybrid cars sold in Brazil.

The stations offer fast and free recharging, with an estimated time of 30 minutes to an hour to charge 80% of the battery of most electric cars, enough to run 150-300 kilometers with each recharge.

8

subject to rounding.

Earnings Release 3Q18

2. Financial Performance

The analyzes below refer to the third quarter of 2018 and to the first nine months of the year when compared to the same period of 2017.

2.1 Operating Revenues

In the third quarter of 2018, the net operating revenue totaled R$4,309.1 million, a 18.3% increase compared to the R$3,643.7 million reported in 3Q17. This growth was mainly due to: (i) the 21.2% increase in the electricity sales to final customers revenue, resulting from the 6.1% increase in the volume of eletricity sold to final consumers, highlighting the consumption in the industrial free market of Copel GeT and Copel Com, being 28,9% higher than 3Q17 - and the Copel Distribuição’s tariff adjustment as of June 24, 2018, which adjusted the energy tariff (TE) by 15.61%, and (ii) the 20.0% increase in “use fo the main distribution and transmission grid”, resulting from the 1.7% improvement in the grid market, the tariff adjustment of Copel Dis (with a 16.42% increase in TUSD as of June 24, 2018) and the increase in effective interest revenue from transmission lines, mainly in relation to contract 006/2016, due to the increase in the financial asset base, in addition to reinforcements and improvements approved in the last rate adjustment.

The following are also noteworthy:

(i) 40.1% growth in the “distribution revenue of piped gas”, due to the 18.8% increase in consumption of natural gas and  of the tariff readjustment applied in 2018;

(ii) 5.1% increase in “electricity sales of distributors”, mainly due to the sale of 1,153 GWh by Copel Comercialização;

(iii) 82.7% increment in “other operating revenues”, especially due to the R$24.4 million revenue from engineering services, mainly related to owner’s engineering contract of the HPP Baixo Iguaçu.

(iv) 15.0% growth in the “telecommunications revenue” due to the expansion of the service to new customers;

(v) the positive result of R$ 429.3 million in sectorial assets and liabilities (over R$417.9 million in 3Q17), due to the higher costs of electricity purchased for resale, mainly resulting from the higher hydrological deficit (40.6% in 3Q18 versus 38.2% in 3Q17) and the increased average PLD (494.37/MWh in 3Q18 and R$436.20/MWh in 3Q17).

9

subject to rounding.

Earnings Release 3Q18

In the year to date (September 2018), the net operating revenue increased by 11.4%, mainly due to the 18.9% improvement in “electricity sales to final customers” revenue, resulting from the increased number of free clients at Copel Comercialização and the tariff adjustments of Copel Distribuição in the electricity tariff (TE) of 10.28% and 15.61% in June 2017 and June 2018, respectively.

2.2 Operating Costs and Expenses

In 3Q18, the operating costs and expenses increased by 19.4%, totaling R$3,772.1 million, mainly as a result of the 17.9% increase in “electricity purchased for resale”, which was impacted mainly by the worsening of the hydrological scenario (GSF of 59.4% in 3Q18, 61.8% in 3Q17) and the highest average PLD in the period (R$494.37/MWh in 3Q18 vs. R$436.20/MWh in 3Q17), as well as higher US dollar prices in 3Q18 (R$3.90 versus R$3.17 in 3Q17), focusing on the energy supplied by Itaipu.

This increase was partially offset by a 9.4% decrease in PMSO, except for estimated losses, provisions and reversals, reflecting the 41.6% fall in “other operating costs and expenses”, resulted of the work done to recovery at Copel Distribuição’ invoices and lower financial compensation for the use of water resources, in addition to the reduction of 2.3% in “personnel and management”, due to the reduced number of employees (8,064 employees at the end of September 2018, vs. 8,418 in September 2017).

10

subject to rounding.

Earnings Release 3Q18

Disregarding the effect of the provision for indemnification related to Incentivized Resignation Plan - PDI (reversal of R$1.5 million in 3Q18 and provision of R$11.8 million in 3Q17), costs with personnel increased by 2.3%, below the 4.5% inflation of the last 12 months.

Operating costs and expenses were also affected by the R$55.8 million in “provisions and reversals” (vs. a reversal of R$100.0 million in 3Q17), of which: (i) R$41.5 million refers to labor lawsuits (ii) R$30.0 million for civil and administrative lawsuits, and (iii) R$13.9 million for PECLD, partially offset by the reversal of R$38.5 million referring to impairment, according to the following table, of which R$87.9 million was reversed in the Cutia Wind Complex, an effect of the increase in generation expectation and revenue from the operation in tests, and the provision of R$73.9 million in the Colíder HPP as a result of the postponement of the start-up of the plant in December 2018.

The following changes are also noteworthy:

(i) 65.9% increase in “natural gas and supplies for the gas business”, resulting from the of exchange variation  and an increase of 18.8% in the consumption of natural gas.

11

subject to rounding.

Earnings Release 3Q18

(ii) 24.2% increase in “charge of the main distribution and transmissiona grid”, mainly reflecting the effect of the CCEE's decision in 3Q17 to pass on to the market the surplus of resources accumulated in the CONER account (in effect in the ESS line) and the readjustment of the Itaipu energy transmission tariff.

In the first nine months of 2018, operating costs and expenses totaled R$9,556.6 million (up 14.2%). The main reasons for this increase are (a) the 13.8% increase in costs with “electricity purchased for resale”, mainly due to: (i) the increase of avarege PLD (R$330.75 in 9M18 versus R$291.51 in 9M17), and (ii) the purchase of 3,074 GWh by Copel Comercialização in 9M18 (vs 1,463 GWh in 9M17); and (b) the 74.0% increase in “charge of the main distribution and transmissiona grid”, mainly due to the higher expenses with charges for using the system - basic network, due to the adjustment in TUST in June 2017, when the indemnification regarding the RBSE’s assets become part of the RAP, and to the tariff adjustment of the electric energy transmission of Itaipu.

12

subject to rounding.

Earnings Release 3Q18

2.3 Equity in the Earnings of Subsidiaries

Equity in the earnings of investees reflects gains and losses from investments in Copel’s investees and jointly-controlled company, are presented in the table below.

2.4 EBITDA

In 3Q18, earnings before interest, taxes, depreciation and amortization reached R$785.6 million, 23.1% higher than the R$637.9 million recorded in 3Q17. This increase is mainly due to (i) the result of the equity earnings of R$61.2 million in 3Q18 (over a negative result of R$28.2 million in 3Q17), which reflected the effects of the tariff adjustments applied in June 2018 and June 2017 to the transmission companies owned by Copel GeT, (ii) the higher volume of energy sold to final consumers, which increased the revenues from “electricity sales to final customers”, and (iii) the increase of 20.0% in the revenue from “use of the main distribution and transmission grid”, reflecting the 1.7% growth in the grid market, the tariff adjustment of Copel Dis (with a 16.42% increase in TUSD as of June 24, 2018) and higher revenue of effective interest in the transmission lines, mainly in relation to contract 006/2016 (Lot E of the Transmission Auction 005/2015), due to the increase in the financial asset base, in addition to reinforcements and improvements approved in the last tariff readjustment. These impacts were partially offset by the 17.9% increase in electricity costs purchased for resale, due to the worsening of the hydrological scenario (GSF of 59.4% in 3Q18 versus 61.8% in 3Q17) and the highest average PLD in the period (R$494.37 / MWh in 3Q18 versus R$436.20 / MWh in 3Q17), as well as the higher US dollar price in 3Q18 (R$3.90 versus R$3.17 in 3Q17) applied on the energy supplied by Itaipu.

13

subject to rounding.

Earnings Release 3Q18

EBITDA was also impacted by non-recurring events, with an increase of R$38.4 million due to the reversal of impairment in 3Q18 against R$158.1 million in 3Q17. Excluding the extraordinary effects, adjusted EBITDA in 3Q18 would be 52.4% higher than in the same period of the previous year.

Also, excluding the effects of equity income, adjusted EBITDA in 3Q18 would be R$688.0 million, 32.3% higher than the R$519.8 million recorded in 3Q17.

The following table presents the items considered in the adjusted EBITDA adjusted.

2.5 Financial Result

In 3Q18, the financial income totaled R$184.6 million, down 25.5% when compared to the R$247.8 million recorded in 3Q17, mainly due to the adoption, in 3Q17, of the Special Program of Tax Regularization (PERT - Programa Especial de Regularização Tributária), which generated a financial revenue related to interest on taxes to be offset, recorded in “other financial revenues”.

The financial expenses totaled R$310.5 million, 10.7% down than in 1Q17, mainly due to the decrease of the SELIC rate (in 3Q18 the average DI was of 6.39%, over 9.17% in 3Q17) and smaller interest and fines expenses that impact the line of other financial expenses, impacting “other financial expenses”.

14

subject to rounding.

Earnings Release 3Q18

2.6 Consolidated Net Income

In 3Q18, Copel recorded net income of R$361.0 million, 13.4% amount lower than the R$416.7 million registered in the same period of 2017. The 9M18, net income increased by 6.9%, closing the period by R$1,053.2 million.

15

subject to rounding.

Earnings Release 3Q18

2.7 Consolidated Income Statement

16

subject to rounding.

Earnings Release 3Q18

3. Main Account and Changes Balance Sheet

The main accounts and changes in the Balance Sheet in relation to December 2017 are described below. Additional information can be found in the Notes to our Quarterly Financial Statement.

3.1 Main Accounts

Cash, Cash Equivalents and Bonds and Securities

On September 30, 2018, the cash and cash equivalents, bonds and securities of Copel’s wholly owned subsidiaries and controlled companies totaled R$1,080.2 million, 14.3% down than the R$1,259.7 million recorded on December 2017. These funds were invested, mostly in Bank Deposit Certificates (CDBs) and repo transactions. These investments are remunerated between 60% and 100.8% of the variation rate of the Interbank Deposit Certificate (CDI).

CRC Transferred to the State of Paraná

Through the fourth addendum signed on January 21, 2005, the Company renegotiated the CRC balance on December 31, 2004 with the State of Paraná at R$1,197.4 million, in 244 monthly installments recalculated by the price amortization system, restated by the IGP-DI inflation index plus annual interest of 6.65%. The first installment was due on January 30, 2005, with subsequent and consecutive maturities until April 2025.

The State of Paraná requested the Company and the Board of Directors approved, on June 16, 2016, subject to the consent of the Department of the Treasury, the Novation of the CRC Adjustment Agreement, which contemplates: (i) from April to December 2016, a total grace period for principal and interest payments; and (ii) from January to December 2017, a grace only the principal amount, but with monthly interest payments. The other clauses would be maintained, including the maintenance of the current correction and interest rates, thus not affecting the overall net present value of said agreement.

The State of Paraná complied with the agreed terms and made the payments of the monthly installments of interest estimated until December 2017. After the grace period, the State of Paraná has been complied with payments under the contracted conditions, leaving 79 monthly installments.

The Company's management and the State of Paraná formalized the Fifth Amendment on October 31, 2017. The current balance of the CRC is R$1,510.9 million.

Sectorial Financial Assets and Liabilities

As of December 31, 2014, Copel Distribuição has recognized sectorial financial assets and/or liabilities in its financial statements as a result of an amendment to the concession agreement, that guarantees that the residual amounts of items of Portion A and other financial components not recovered or returned via tariffs will be included in, or discounted from, the calculation of the indemnification for non-amortized assets at the expiration of the concession. On September 30, 2018, the Company had a net asset of R$791.4 million. More detail in our Quarterly Financial Information (Note 9).

17

subject to rounding.

Earnings Release 3Q18

Accounts Receivable Related to the Concession

This line refers to accounts receivable related to the contracts for the concession of electric power generation, transmission, distribution and distribution of natural gas activities. The amounts refer to (a) the concession fee paid as a result of the auction involving the Governador Parigot de Souza Power Plant – HPP GPS, won by Copel GeT on November 25, 2015 (R$624.7 million), (b) its investments in infrastructure and financial remuneration that have not been or will not be recovered via tariffs and/or APR until the expiration of the concession (R$2,791.2 million), (c) the amounts receivable from energy transmission assets of the Existing System Basic Network – RBSE and connection facilities and other  transmission facilities - RPC, as a result of the recognition of the effects of MME Ordinance No. 120 and the approval, by Aneel, of the result of the inspection of the appraisal report of these assets (R$1,374.0 million) and (d) the gas distribution concession agreement - Compagas (R$322.5 million).

As of September 30, 2018, the balance of the account totaled R$5,112.4 million. More details in our Quarterly Financial Information (NE n ° 10).

Accounts Receivable related to the Concession Compensation

This account refers to the residual value of the generation assets whose concession expired in 2015 (Rio dos Patos HPP, GPS HPP and Mourão I HPP). On September 30, 2018, the amount registered in this account was R$73.4 million. More details in Notes 11 to our Quarterly Financial Information.

Investments, Property, Plant and Equipment and Intangible Assets

"Investments" moved down 2.9% until September 30, 2018, reflecting the execution, on 08.30.2018, of the Share Swap Agreement between Copel GeT and Eletrosul in the jointly controlled projects Costa Oeste, Marumbi, and Transmissora Sul Brasileira de Energia. Under this agreement, Copel GeT now holds 100% interest in the Costa Oeste and Marumbi projects and Eletrosul holds a 100% stake in the Transmissora Sul Brasileira, resulting in a change in classification (R$36.7 million on the Costa Oeste and R$92.3 million in Marumbi) and low (R$65.5 million in the Transmissora Sul Brasileira) of these investments. This result was partially offset by the increases in equity and the contributions recorded in the period. “Property, Plant and Equipment” increased by 9.2% due to investments in new assets made in the period, according to the Company's investment program, net of depreciation for the period. The "Intangible Assets" account showed a growth of 2.0% due to investments made in the period in new assets related to the distribution concession.

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3.2 Balance Sheet – Assets

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3.3 Debt

Gross Debt

Copel's total consolidated debt amounted to R$9,948.1 million on September 30, 2018, an increase of 1.2% compared to the R$9,830.5 million recorded in 2017. This increase reflects, mainly, Copel Holding's 7th issue of debentures (R$600.0 million), Copel GeT's 4th issue of debentures (R$1,000.0 million), partially offset by the amortization of the period.

On September 30, 2018, Copel’s gross debt represented 60.1% of consolidated shareholders’ equity, which at the end of the period was R$16,533.0 million, equivalent to R$60.42 per share (book value per share). The breakdown of the balance of loans, financing and debentures is shown in the table below:

Loans, financing and debentures maturities are presented below:

Endorsements and Guarantees

At the end of September 30, 2018, the Company had R$1,578.8 million in guarantees and endorsements, as shown below.

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Copel’s consolidated net debt (loans, financing and debentures less cash and cash equivalents) and the net debt/EBITDA ratio are shown in the following chart:

Net Debt by Subsidiary

The following table shows the gross debt and net debt of the subsidiaries:

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Accounts Payables related to the Concession

Use of Public Property

It refers to the concession charges for the use of public property incurred since the execution of the project’s concession agreement until the end of the concession.

Provisions for Legal Claims

The Company is involved in a series of lawsuits in different courts and instances. Copel’s management, based on its legal advisors’ opinion, maintains a provision for legal claims for those cases assessed as probable losses. The balances of provisions for legal claims are as follows:

The lawsuits classified as possible losses, as estimated by the Company and its controlled companies at the end 3Q18, totaled R$3,262.3 million, 4.4% higher than in December 2017 (R$3,123.5 million), distributed in lawsuits of the following natures: civil (R$1,184.0 million), fiscal (R$930.7 million), regulatory (R$772.1 million), labor (R$356.8 million) and employee benefits (R$18.7 million).

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3.4 Balance Sheet – Liabilities

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4. Performance of the Main Companies

4.1 Copel Geração e Transmissão

Copel GeT recorded an EBITDA of R$363.0 million in 3Q18, 5.7% down over the R$384.9 million in 3Q17. This performance mainly reflects a non-recurring event, which was the reversal of R$158.1 million in impairment in 3Q17. Excluding extraordinary events, as shown in the table below, Copel GeT EBITDA in 3Q18 increased by 37.1% in compared to 3Q17.

Adjusted EBITDA growth is mainly due to the effects of the tariff revision applied, as from June 2017, to the transmission companies that Copel GeT holds, which had a negative impact on the equity earnings in 3Q17, in view of the positive effect of the June 2018 tariff adjustment.

In addition, the result was a 12.1% increase in the "eletricity sales to final customers" line, due to the higher volume of energy sales to free consumers and the higher average sales price, and the revenue from R$25.4 million with engineering services, mainly related to the invoicing of the owners engineering contract of Baixo Iguaçu HPP, affecting the line of "other operating revenues".

These effects were partially offset by the 47.8% increase in electricity costs purchased for resale due to the worsening of the hydrological scenario (GSF of 59.4% in 3Q18 compared to 61.8% in 3Q17) and the highest average PLD in the period (R$494.37 / MWh in 3Q18 compared to R$436.20 / MWh in 3Q17).

In addition, manageable costs, excluding estimated losses, provisions and reversals, and rates related to the use of water resources, grew by 9.5% and basically reflect the salary policy applied as of October 2017, the organizational restructuring - which resulted in the transfer of activities and of 56 employees of Copel Renováveis to Copel GeT as of September 2017 and 64 employees of Telecom in 2018 - and the cost sharing between the companies of the group, which started to impact the result to from November 2017.

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Excluding the effect of the provision for PDI (provision of R$2.0 million in 3Q17), personnel costs increased 13.3% over 3Q17.

The net profit was of R$194.5 million in the third quarter of 2018, 15.5% higher than the R$168.4 million recorded in 3Q17.

In the first nine months of 2018, Copel GeT recorded operating revenues of R$2,617.9 million, an increase of 1.3% compared to the same period of the previous year, while operating costs and expenses increased by 19,1%, totaling R$1,614.5 million in the period. Net income amounted to R$651.5 million and EBITDA totaled R$1,362.9 million, down 1.0% and 10.2%, respectively, compared to the same period in 2017.

4.2 Copel Distribuição

Copel Distribuição reported an EBITDA of R$261.0 million in 3Q18, 94.6% higher than the R$134.1 million reported in 3Q17. This is mainly due to the tariff adjustment as of June 24, 2018, which adjusted the TUSD in 16.42%, which, aligned with the 1.7% growth in the grid market, contributed to the 14.9% increase in “use of the main distribution and transmission grid”.

Furthermore, the manageable costs, excluding provisions and reversals, decreased by 4.3% in relation to 3Q17, basically due to the recovery of invoices and lower expenses with consultancies. The personal costs increased by only 0.6%, reflecting the reduction in staff mainly due to the PDI, partially offset by salary adjustments in October 2017. In the last 12 months, the staff of Copel Distribuição presented a reduction of 212 employees.

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Excluding the effect of the provision for PDI-related indemnification (reversal of R$1.0 million in 3Q18 and provision of R$7.2 million in 3Q17), personnel costs increased 5.5% over 3Q17, mainly due to the higher provision for profit sharing and results;

The following are also noteworthy:

(i) the “result of sectorial financial assets and liabilities” account totaled R$429.3 million (2.7% higher over 3Q17) and reflects the higher costs of electricity purchased for resale, mainly due to the higher hydrological deficit (40.6% in 3Q17 versus 38.2% in 3Q16) and the higher average PLD (R$494.37/MWh in 3Q18 and R$436.20/MWh in 3Q17).

(ii) 13.4% increase in provisions and reversals, basically due to the provision of R$32.9 million for labor lawsuit resulting from a class lawsuit.

Net profit in 3Q18 was R$125.4 million, 38.3% down over the R$203.4 million year-over-year, and was influenced by the adoption by Copel Dis in 3Q17 of the Special Program of Tax Regularization (PERT - Programa Especial de Regularização Tributária), which, considering all the effects of the change in the taxation system of Sectorial Assets and Liabilities (CVA), positively impacted the result of that quarter by R$113.7 million.

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In 9M18, Copel Distribuição recorded an EBITDA of R$623.7 million, a 34.9% increase over 9M17. This performance was mainly impacted by the 13.9% growth in revenues with electricity sales to final customers, mainly due to the tariff adjustment as of June 2017 and June 2018, which adjusted the electric energy tariff (TE) by 10.28% and 15.61%, respectively. This was partially offset by an 38.1% increase in provisions due to collective labor lawsuits and a 2.6% increase of manageable costs, mainly due to provisions for PDI totaling R$49.6 million until September 2018.

Excluding the extraordinary effects listed below, Copel Distribuição's EBITDA would be R$263.5 million in 3Q18, against R$141.3 million in 3Q17. In 9M18, EBITDA would be R$702.4 million, 46.6% higher than in 9M17 (R$479.2 million).

4.3 Copel Telecomunicações

Copel Telecom reported an EBITDA of R$43.9 million in 3Q18, 5.8% higher than the R$41.5 million reported in 3Q17. This result reflects the 14.1% growth in the telecommunications revenue due to the expansion of the clients base, partially offset by the 4.2% increase in manageable costs.

These costs, excluding provisions and reversals, totaled R$57.8 million in 3Q18, due to higher costs with third-party services and increased expenses with rents and leases to accommodate the facilities.

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Disregarding the effect of the provision for indemnification related to the PDI, personnel and administrative costs declined by 23.3% compared to 3Q17 and basically reflect the wage policy applied from October 2017 and the reduction of workforce due to internal restructuring, with the transfer of 137 employees to other subsidiaries and of the PDI. The workforce was reduced by of 157 employees in the last 12 months.

Excluding extraordinary events, Copel Telecom's EBITDA in 3Q18 increased by 3.6% over 3Q17.

Net income in 3Q18 was R$14.6 million, 22.0% lower than the R$18.8 million recorded in the third quarter of 2017, basically due to higher financial expenses with debt charges due to the greater balance of loans and financing. The following table presents the main indicators of Copel Telecom:

Up to September 2018, Copel Telecom's EBITDA reached R$114.6 million, 4.3% higher compared to the same period in 2017. While net income fell 18.9%, totaling R$22.6 million.

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4.4 Accounting Information

Accounting information concerning Copel’s interests in other companies in 3Q18 is shown in the following table:

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5. Investment Program

The following chart shows the investment program carried in 3Q18 and schedule 2018, which was reviewed by the Board of Directors, with the last change in the 184th Ordinary Meeting of the Board of Directors, with a reduction of R$256.7 million in the total amount initially estimated (R$2,928.6 million), distributed in less R$130.0 million for Copel DIS, less R$51.7 million for Copel GeT, less R$50.0 million for Copel Telecom and less R$25.0 million for Copel Brisa Potiguar.

6. Power Market and Tariffs

6.1 Captive Market – Copel Distribuição

Copel Distribuição’s captive market energy sales totaled 4,723 GWh in the 3Q18, remaining stable in relation to 3Q17, with a reduction of 0.1% in the comparison of the periods.

The following table shows captive market trends by consumption segment:

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For more details visit the Notice to the Market - IR 20/18 (link).

6.2 Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the State of Paraná, and all free customers in the Company’s concession area, presented an increase of 1.7% in 3Q18, as shown in the following table:

The result was mainly due to the 5.6% increase in the total consumption of the free market in 3Q18, particularly in the industrial customers in the (i) pulp and paper, (ii) food and (iii) manufacture of motor vehicles, trailers and semi-trailers.

6.3 Electricity Sales

Electricity sales to final customers, comprising Copel Distribuição’s sales in the captive market and Copel Geração e Transmissão and Copel Comercialização sales in the free market, growth by 6.1% between July and September 2018

The table below breaks down energy sales by consumption segment:

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6.4 Total Energy Sold1

Total energy sold by Copel in all markets, comprising the sales of Copel Distribuição, Copel Geração e Transmissão, the Wind Farm Complexes and Copel Comercialização, came to 11,056 GWh in 3Q18, representing a increase of 12.0%.

The following table shows Copel’s total electricity sales broken down between Copel Distribuição, Copel Geração e Transmissão, Wind Farm Complexes and Copel Comercialização:

Number of Customers / Agreements			Energy Sold (GWh)					
	Sep-18	Sep-17	Var. %	3Q18	3Q17	Var. %	9M18	9M17	Var. %
Copel DIS									
Captive Market	4,612,383	4,539,406	1.6	4,723	4,729	(0.1)	14,702	14,878	(1.2)
Concessionaries and Licensees	2	3	(33.3)	59	134	(56.0)	222	391	(43.2)
CCEE (MCP)	-	-	-	467	79	491.1	764	1,503	(49.2)
Total Copel DIS	4,612,385	4,539,409	1.6	5,249	4,942	6.2	15,688	16,772	(6.5)
Copel GeT									
CCEAR (Copel DIS)	1	1	-	21	21	-	64	63	1.6
CCEAR (other concessionaries)	37	27	37.0	207	206	0.5	620	619	0.1
Free Customers	52	54	(3.7)	1,071	995	7.6	2,931	2,860	2.5
Bilateral Agreements (Copel Comercialização)		1	600	269	7	3,777.2	1,631	22	7,323.3
Bilateral Agreements [1]	50	35	42.9	2,071	2,285	(9.4)	4,810	6,234	(22.8)
CCEE (MCP) [2]	-	-	-	-	-	-	845	1,402	(39.7)
Total Copel GeT	147	118	24.6	3,639	3,514	3.6	10,901	11,200	(2.7)
Wind Farms Complex									
CCEAR (other concessionaries)	112	112	-	211	211	-	627	627	-
CER	3	3	-	90	90	-	267	267	-
Total Wind Farm Complex	115	115	-	301	301	-	894	894	-
Copel Comercialização									
Free Customers	290	111	161	552	259	113.4	1,496	513	191.9
Bilateral Agreements	100	43	133	1,333	860	55.0	3,202	962	232.8
CCEE (MCP) [2]	-	-	-	-	9	-	9	10	(13.7)
Total Copel Comercialização	390	154	153	1,885	1,128	67.1	4,707	1,485	216.9
Total Copel Consolidated	4,613,037	4,539,796	1.6	11,074	9,885	12.0	32,190	30,351	6.1

Note: Not considering the energy from MRE (Energy Relocation Mechanism).
[1] Includes Short Term Sales Agreements.
[2] Assured Power allocated in the period, after impact of the GSF.
CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements Reserve Energy.

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1 This item presents a balance different from what was published in the Notice to the Market 20/18, as a result of CCEE's re-balances, which impacted Copel Distribuição's MCP line in 2018.

Earnings Release 3Q18

6.5 Energy Flow

Energy Flow – Copel Dis

Energy Flow – Copel GeT

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Energy Flow – Wind Farms

Energy Flow – Copel Comercialização

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  Consolidated Energy Flow (Jan to Sep 18)

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6.6 Tariffs

Sales to Distributors Average Tariff (CCEARs) – Copel Geração e Transmissão

Power Purchase Average Tariff – Copel Distribuição

Sales to Final Customers Average Tariff Copel Distribuição

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7. Capital Market

7.1 Capital Stock

Copel’s capital amounts to R$7,910.0 million, represented by shares with no par value. The Company's current number of shareholders is 30,081. In September 2018 the Company’s capital was as follows:

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7.2 Stock Performance

From January to September 2018, Copel’s common shares (ON - CPLE3) and class B preferred shares (PNB - CPLE6) were traded in 100% of the trading sessions of the B3 S.A. - Brasil, Bolsa, Balcão (B3).

The free float accounted for 45.0% of the Company’s capital. At the end of September 2018, the market value of Copel considering the prices of all markets was R$5,662.1 million.

Out of the 65 stocks that make up the Ibovespa index, Copel’s class B preferred shares accounted for 0.2% of the portfolio, with a Beta index of 1.2.

Copel also accounted for 5.3% of the B3’s Electric Power Index (IEE). In the Corporate Sustainability Index (ISE), Copel class B preferred shares accounted for 1.0%.

On the B3, Copel’s common closed the period at R$20.11, with a negative variation of 6.0% and class B preferred shares closed the period at R$21.41, with a negative variation of 14.2%. In the same period the Ibovespa had positive change of 3.9%.

On the New York Stock Exchange (NYSE), class B preferred shares, represented by American Depositary Shares (ADSs), were traded at Level 3, under the ticker ELP, in 100% of the trading sessions and closed the period at US$5.27, with a negative variation of 30.9%. Over this period, the Dow Jones Index positive by 7.0%.

On the Latibex (the Euro market for Latin American securities on the Madrid Stock Exchange), Copel’s class B preferred shares were traded under the ticker XCOP in 34,0% of the trading sessions and closed the period at €4.54, with a negative variation of 27.8%. In the same period the Latibex All Shares index was positiva of 8.4%.

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The table below summarizes Copel’s share prices in 3Q18.

7.3 Dividends and Interest on Own Capital

The table below presents the payments of dividends and interest on own capital as of 2011:

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8. Operating Performance

8.1 Power Generation

Assets in Operation

Copel Geração e Transmissão

Below is the main information of Copel GeT’s power station and the power produced in 9M18.

On March 24, 2017 Copel GeT filed an agreement with Aneel with its intention to extend the granting of the TPP Figueira, noting, however, that it will sign the necessary contracts and/or additives only after knowing and accepting the contractual terms and the rules that will govern any process related to the extension of the grant.

In addition, Copel GeT operates one plants under the quota system, as shown below:

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Copel was designated as the provisional operator of the Rio dos Patos plant (1.7 MW of installed capacity and assured power of 1MW average) after the final term of the concession. However, its operation was suspended in September 2014 due to flood damage in July of that year. On July 5, 2018, the ANEEL through Authorization Resolution No. 7.050 of June 5, 2018 extinguished the concession of the plant without the reversion of the assets to the granting authority, considered unfeasible to the continuity of the service and therefore, freely available to Copel GeT, being the company responsible by demobilization and eventual disposal of the assets. On July 4, 2018, the Company appealed the decision.

Wind Farms Complex

Copel has 11 wind farms in commercial operation, which generated 812.2 GWh in 9M18, as shown in the following chart:

Interest in Generation Projects

Copel holds interests in seven power generation projects at the operational stage, with a total installed capacity of 884.7 MW, 599.0 MW referred to Copel´s stake, as shown below:

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Interest in Wind Farms

Copel has 49% interest in the Voltalia São Miguel do Gostoso I Participações S.A. wind farm complex, in the State of Rio Grande do Norte. Whose energy was sold in the Fourth Reserve Energy Auction by under twenty-year contracts, with supply beginning in July, 2015, according to the table below.

On June 17, 2017, the four wind farms comprising the São Miguel do Gostoso I Wind Complex were connected to the National Interconnected System (SIN). The Complex was able to start its operations in June 2015, when the construction of the complex was completed. Since then, the complex has received the total revenue of remuneration, in accordance with the public auction held in 2011.

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Under Construction

Copel Geração e Transmissão

Copel GeT is building two hydroelectric power plants that will add 679 MW to its total installed capacity, as described below. In addition to these two UHEs, in August 2018 Copel increased its stake in the Bela Vista SHP (29 MW of installed capacity) and commercialized its energy in the A-5 Auction, foreseeing the start of works for the first quarter of 2019.

Colíder Hydroelectric Power Plant

On July 30, 2010, under Aneel New Energy Auction no. 003/2010, Copel GeT was awarded the concession to explore the Colíder HPP for a term of 35 years, from January 17, 2011, the signing date of MME - Colíder HPP Concession Agreement no. 001/11.

The project will be made of a main power house with an installed capacity of 300 MW, sufficient to serve around 1 million inhabitants, based on the estimated energy potential of the Teles Pires River on the border of the municipalities of Nova Canaã do Norte and Itaúba, in northern of State of Mato Grosso.

The BNDES endorsed the qualification of the Colíder HPP for feasibility analysis of financial support and the financing agreement, in the amount of R$1,041.2 million. The amounts released up to September 30, 2017 total R$1,005.1 million.

Due to force majeure events and government acts, such as fire in the construction site, difficulties related to environmental licensing, supplier delays in equipment delivery and services related to electromechanical assembly services and the construction of the transmission line associated to the plant, the project suffered impacts on its schedule, so that the commercial generation of the plant was delayed, with the first generating unit being planned for December 2018, while the third (and last) generating unit is scheduled to come on stream in, April 2019. As a result of these events, there is recorded for this project a balance of estimated losses due to impairment of the asset in the amount of R$673.0 million on September 30, 2018 against R$683.0 million on January 1, 2018, reversal of R$10.0 million in 9M18. Although the current forecast for the start-up of the first

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turbine was postponed to December 2018 (in 2017 considered May 2018), a reversal was recognized in relation to the improvement in revenue from the sale of energy.

The energy from the Colíder HPP was sold at an Aneel auction at a final tariff of R$103.40/MWh, as of July 1, 2010, restated by the IPCA inflation index to R$168.87 on September 30, 2018. A total of 125 average-MW was traded, to be supplied beginning January 2015, for 30 years. Copel GeT filed with Aneel a request for exclusion of liability, so that the obligation to supply the energy sold is postponed. The request was not accepted in first instance; however, the Company exercised its right to appeal and filed a motion for rehearing, which was denied on March 14, 2017. As Copel GeT does not agree with the decision, it filed another motion for rehearing, which was denied on a final basis on July 4, 2017. Not agreeing with the decision, Copel GeT again requested the reconsideration, which was definitively denied on July 4, 2017. Copel GeT filed on December 18, 2017 an ordinary action with the Judicial Court requesting the reversal of the agency's decision and on April 6, 2018, the Federal Court of the 1st Region fully granted the advance notice of appeal required by Copel GeT in the Instrument of Appeal to exempt it from any liens, charges or restrictions due to the displacement of the schedule of implementation of the HPP Colíder.

Copel GeT has been honoring energy supply agreements as follows:

• from January 2015 to May 2016: with energy surplus of its other plants that has not been contracted;

• In June 2016: partial reduction through Bilateral Agreement

• from July 2016 to December 2018: with a reduction of all Energy Commercialization Agreements in the Regulated Environment - CCEARs, through a Bilateral Agreement and participation in the New Energy MCSD.

The assured power of 177.9 average MW of the plant, established by Ordinance MME nº 258, on December 21, 2016, was increased to 178.1 average MW, according to MME Ordinance No. 213 / SPC, of July 14 2017.

On September 30, 2011, expenditures at HPP Colíder amounted to R$2.2 billion.

Baixo Iguaçu Hydroelectric Power Plant

Copel holds a 30% interest in the Consórcio Baixo Iguaçu (CEBI). The purpose of the consortium is to build and operate the HPP Baixo Iguaçu, with an installed capacity of 350.2 MW and assured power of 171.3 average-MW located on the Iguaçu river, between the cities of Capanema and Capitão Leônidas Marques, and between HPP Governador José Richa and the Iguaçu National Park, in the State of Paraná. With an estimated total investment of R$2.3 billion, the first unit of the plant is expected to start operating in January 2019 and units 2 and 3, for February 2019 and March 2019, respectively.

Work on the construction site began in July 2013, with the excavation of the generation circuit, the earthworks of the construction site and the construction of the housing areas. The original schedule was changed due to the suspension of the Installation License, according to the ruling of the Regional Federal Court of the 4th Region (TRF-RS), which occurred on June 16, 2014, and paralyzed the construction works from July of that year. In March 2015, a ruling authorizing the resumption of the construction works was issued. However, the Chico Mendes Institute for Biodiversity Conservation (ICMBio) enforced additional constraints on the environmental licensing, which prevented the immediate resumption of the construction work. CEBI submitted to the Environmental Institute of Paraná (IAP) all the necessary information to comply with these constraints and, in August 2015, the license was issued. After the measures discussed and agreed with the Developer Consortium, on February 1, 2016, the construction work was fully resumed.

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In August 2016, Aneel issued the 2nd Amendment to the Concession Agreement, in order to formalize the redefinition of HPP Baixo Iguaçu’s schedule, as well as its final closing date, acknowledging, in favor of CEBI, an exemption of liability for the delay in the implementation of the project for a period corresponding to 756 days, recommending to the MME the extension of the term of the grant and establishing that the CCEE must postpone the beginning of the supply period of the CCEARs for the period of the recognized exemption of liability.

On November 7, 2017, Aneel recognized an additional 46 days of exclusion of liability for the delay in the implementation of the Baixo Iguaçu HPP, barring any penalties and contractual, commercial or regulatory obligations arising from the delay. The project already had 746 days of exclusion of liability; therefore, its concession term will now expire on October 30, 2049 and supply of the Energy Commecialization Agreements shall begin on November 12, 2018.

At the construction site, the works is proceeding at a rapid pace. The activities of the second phase diversion were completed, with positioning and locking of the 16 spillway gates. The Iguaçu River is completely passing through the spans, and the dam on the right bank already has 16% volume of the landfill. In the powerhouse, the assembly certification was started, with pre-tests of the 01 and 02 machines, as well as the final steps for the implementation of the substation, the transmission system and the land and socio-environmental programs.

Wind Farm Complex

Copel is expanding its energy generation matrix with renewable sources by building wind farm complexes in the State of Rio Grande do Norte, consisting of 13 projects with a total installed capacity estimated at 312.9 MW, as follows:

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Earnings Release 3Q18

The largest Copel wind farm called Cutia is under construction, and is divided into two large complexes:

• Cutia Complex: composed of seven wind farms (Guajiru, Jangada, Potiguar, Cutia, Maria Helena, Esperança do Nordeste and Paraíso do Ventos do Nordeste) with 180.6 MW of total installed capacity, 71.4 average MW of assured power, all located in the State of Rio Grande do Norte. The power that will be generated by the farms was sold on the 6th Reserve Auction that was held on October 31, 2014, at an average historical price of R$144.00/MWh updated by the variation of the IPCA to R$182.55 in September 30. The start-up of these parks is scheduled for November 2018; and

• Bento Miguel Complex: composed of six wind farms (São Bento do Norte I, São Bento do Norte II, São Bento do Norte III, São Miguel I, São Miguel II and São Miguel III) with a total installed capacity of 132.3 MW, 58.1 average MW assured power, all also located in the State of Rio Grande do Norte. The power that will be generated by the farms was sold on the 20th New Energy Auction that was held on November 28, 2014, at an average historical price of R$136.97/MWh, updated by the variation of the IPCA to R$172.75 in September 30. start-up of these parks is scheduled to January 2019.

The following are the relevant milestones for the execution of the works from January 2016 to September 2018:

In January 2016, the environmental licenses were obtained, beginning the access road runs, bases and assembly platform of the generator set. In April 2016, construction of the Cutia Substation was started, with installed capacity of three 120 MVA transformers and twenty-six 34.0 kV circuits, two circuits for each wind farm. In October 2016, with the advanced stage of construction services in some farms, the first generator sets began to be delivered, and Torres Productive Center began operating, a structure in which precast elements that will constitute the towers of support of the wind turbines will be produced. In January 2017, the process of assembling the towers of the wind turbines began.

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Earnings Release 3Q18

As a result of the review of the recoverable amount of these projects, a balance of estimated losses on impairment of assets of R$382.6 million, compared to R$322.7 million on March 31, 2018, the same amount recorded on December 31, 2017. The observed movements are mainly due to the updating of the estimated capex value and reduction of the generation expectation, and for the Cutia Wind Complex by the change in the expectation of the start-up, starting in November 2018.

47

subject to rounding.

Earnings Release 3Q18

8.2 Transmission

Assets in Operation

The chart below shows the transmission concession agreements and the design of the substations park and the transmission lines in operation:

On August 30, 2018, Copel GeT concluded a Swap Contract of Shares with Eletrosul in the jointly-controlled developments of Costa Oeste Transmissora de Energia SA (51% Copel GeT and 49% Eletrosul), Marumbi Transmissora de Energia SA (80% Copel GeT and 20% Eletrosul) and Transmissora Sul Brasileira de Energia SA (20% Copel GeT and 80% Eletrosul). Under this agreement, Copel GeT now holds 100% interest in the Costa Oeste and Marumbi projects, while Eletrosul now holds a 100% stake in Transmissora Sul Brasileira.

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subject to rounding.

Earnings Release 3Q18

The assumption of 100% of the Costa Oeste and Marumbi's participation in Copel GeT will allow the appropriation of scale gains in the integrated management of these projects with the company's other assets.

Business combinations occurred on August 31, 2018, the date of the transfer of shares. More details in our Quarterly Financial Information (Note 1.2).

Assets under Construction

Copel GeT is substantially increasing its share of the transmission segment through own investments and partnerships in SPCs. The projects have a joint total of 1,074 km of transmission lines and 4 substations and will generate APR of R$234.9 million of which refers to Copel Get stake. Copel’s interest in the transmission projects is available in the table below.

8.3 Distribution

Concession agreement

In December 2015, the Company signed the fifth amendment to the Public Electricity Distribution Concession Agreement no. 46/1999 of Copel Distribuição S.A., extending the concession term to July 7, 2045.

The concession agreement imposes economic and financial efficiency and quality conditions. Failure to comply with the conditions for two consecutive years or any of the limits at the end of the first five years will result in the termination of the concession. From the sixth year following execution of the agreement, any breach of quality criteria for three consecutive years or economic and financial management criteria for two consecutive years will result in the opening of a forfeiture process.

The following chart shows the goals set for Copel Distribuição in the first 5 years of renovation:

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subject to rounding.

Earnings Release 3Q18

Operating Data

In the distribution business, Copel serves more than 4.6 million energy customers in 1,113 locations, belonging to 394 municipalities in State of Paraná and one in the State of Santa Catarina. Copel Distribuição operates and maintains the installations in the 13.8 kV, 34.5 kV, 69 kV and 138 kV.

Compact-Design Distribution Lines

Copel Distribuição has continued to implement compact-design distribution lines in urban areas with a high concentration of trees surrounding the distribution grids. This technology reduces the number of trees cut down or trimmed, and improves the quality of power supply by reducing the number of unplanned outages. In September 2018, the total length of compact-design distribution lines in operation was 10,220 km.

Secondary Isolated Lines

Copel Distribuição has also invested in low-voltage (127/220V) secondary isolated lines, which offer substantial advantages over regular overhead lines, including: improvement in DEC and FEC distribution performance indicators, defense against illegal connections, improved environmental conditions, reduced areas subject to tree trimming, improved safety, reduced voltage drops throughout the grid, and increased transformer useful life, due to the reduction of short-circuits, among other advantages. The total length of installed secondary isolated lines closed September 2018 at 18,047 km.

50

subject to rounding.

Earnings Release 3Q18

Quality of Supply

The two main indicators of power supply quality are DEC (outage duration) and FEC (outage frequency). The trends for these indicators, as well as for total time service, are shown below:

8.4 Telecommunications

Copel Telecomunicações has an optical backbone, a high capacity intermunicipal transmission network, and the access, a customer service network. The access network can be multi-point (GPON) or point-to-point (conventional), thus connecting the customer to the network's transmission Copel Telecom and providing the contracted services.

In September 2018, the backbone cable network extended for 10,359 km and the access network extended for 23,136 km. Currently, we serve the 399 municipalities in the State of Paraná and another 2 in the State of Santa Catarina.

Copel Telecomunicações Fiber Optic Network

Map of the State of Paraná

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Earnings Release 3Q18

8.5 Equity Interests

Other Sectors

Copel holds interests in companies in the gas, telecommunications, sanitation and service sectors, as shown below:

8.6 New Projects

Project Portfolio

Copel holds interests in different power generation projects. When these projects go into commercial operation, they will add 346.9 MW of installed capacity to the Company's portfolio.

52

subject to rounding.

Earnings Release 3Q18

In August 2018 Copel increased its stake in the Salto Grande SHP to 99.9%, with the option to purchase the remaining 0.1%. Copel, in partnership with others companies is also developing studies in the lower reaches of the Chopim river that will lead to the feasibility of another hydroelectric projects. As for wind power generation, there are studies for the feasibility of new wind farms in the State of Rio Grande do Norte, where Copel already has wind assets. The short-term objective is to register such projects in the EPE to enable participation in the upcoming auctions to be organized by the Federal Government. The technical characteristics may be adjusted until the effective energy commercialization of the projects, since Copel's engineering is conducting optimization studies, in order to make the projects more competitive.

Interest in Feasibility Study

Hydroelectric Potential Surveyed Along the Piquiri River

The feasibility studies for the four hydroelectric power plants making up the hydroelectric potential of the Piquiri River, in Paraná, were submitted by Copel GeT and accepted by Aneel in 2012. The following table features these plants, which have a joint installed capacity 459.3 MW:

Gas Exploration and Production (Paraná Gás Exploração e Produção S.A)

On November 28, 2013, in the 12th round of Bids of the National Petroleum Agency (ANP), the consortium formed by Copel (30%), Bayar Participações (30%), Tucumann Engenharia (10%) and Petra Energia (30%) (the latter acting as operator) won the right to explore, develop and produce natural gas in four blocks in an 11,327 km² area in the midwestern region of the State of Paraná. The consortium’s total investment will come to R$78.1 million in the first phase of exploration, for the term of four years granted by the ANP. Copel and its partners Bayar, Tucumann and Petra signed concession contracts for 2 blocks in May 2014. At the end of 2016, State Law No. 18.947/2016 was sanctioned, suspending por ten years the environmental licensing of any drilling or exploration activity of shale gas by the hydraulic fracturing method, better known as "fracking".

53

subject to rounding.

Earnings Release 3Q18

Due to the ruling rendered regarding the Public Civil Action referred to above (in the lower court), issued on June 7, 2017, stating the nullity of the bidding procedure and the respective agreements signed for the areas of the Rio Paraná Basin, and the lack of compliance prospects of the object of ANP’s 12th Round of Bids, the consortium resolved to request to ANP the discharge from its contractual obligations under the 12th Round of Bids without charges to the bidders, with the consequent refund of the signature bonus, reimbursement of the guarantee costs incurred and discharge of the guarantees presented (application filed at ANP on June 6, 2017).

9. Other Information

9.1 Human Resources

Copel’s workforce closed 3Q18 at 8,064 employees distributed. The table below shows employee number trends in the Company and its subsidiaries in the last four years:

At the end of September, Copel Distribuição had 4,612,383 customers, representing a consumer-to-employee ratio of 815. Compagas, Elejor and UEG Araucária, companies in which Copel holds a majority interest, had 161, 07 and 17 employees, respectively.

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9.2 Main Operational Indicators

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Earnings Release 3Q18

9.3 Conference Call 3Q18 Results

Information about 3Q18 Results Conference Call:

  >      Thursday, November 09, 2018, at 10:00 a.m. (Brazilian time)

>     Telephone: (+1 516) 300 1066

>     Code: Copel

A live webcast of the conference call will be available at: ir.copel.com

Please connect 15 minutes before the call.

Investor Relations – Copel

ri@copel.com

Telephone: (+ 55 41) 3331-4011

The information contained in this press release may contain forward-looking statements that reflect management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of relevant operating and financial strategies, the investment program, factors or trends affecting the Company’s financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

56

subject to rounding.

Earnings Release 3Q18

Exhibit I – Consolidated Cash Flow Statement

R$'000

Consolidated Cash Flow	9M18	9M17
Cash flows from operating activities		
Net income for the period	1,053,186	984,982
Adjustments to reconcile net income with the cash provided by operating activities	633,253	889,227
Depreciation and Amortization	554,548	549,391
Unrealized monetary and exchange variations, net	546,901	682,868
Result of the business combination carried out with asset swap	3,769	-
Remuneration of transmission concession contracts	(140,249)	(88,821)
Sectoral assets and liabilities result	(1,037,063)	(368,254)
Interest - bonus from the grant	(67,914)	(61,032)
Gain on remeasurement of the cash flow from the RBSE assets	(137,746)	(315,051)
Result of the adherence to the Special Tax Regularization Program	-	(145,279)
Equity in earnings of subsidiaries	(125,040)	(54,781)
Recognition of fair value of accounts receivable related to concession	(31,993)	(10,020)
Income Tax and Social Contribution	643,252	469,822
Deferred Income Tax and Social Contribution	(164,791)	(170,901)
Net operational provisions and reversals	271,496	97,187
Appropriation of actuarial calculation of post-employment benefits	72,814	72,321
Appropriation of pension and healthcare contribution	104,278	108,034
Provision for research and development and energy efficiency	95,989	85,967
Write off of intangible assets related to concession - goodwill	1,540	20
Result of disposal of investment	2,826	-
Write off of property, plant, and equipment	9,534	6,982
Write off of intangible assets	31,102	30,774
Decrese (increase) in assets	914,867	(215,021)
Increase (reduction) of liabilities	60,062	583,696
Income tax and social contribution paid	(491,889)	(266,142)
Charges on loans and financing paid	(221,266)	(343,172)
Charges paid debentures	(346,551)	(449,355)
Net cash generated by operating activities	**1,601,662**	**1,184,215**
Cash flows from investing activities		
Bonds and securities	(27,643)	26,371
Loans to related parties	-	(5,145)
Receipt of loans to related parties	117,109	12,493
Additions - net effect of acquired cash	7,998	-
Additions in investments	(9)	(201,926)
Reduction of capital in investees	35,280	-
Additions to property, plant, and equipment	(1,196,455)	(753,358)
Financial participation of the consumer - property, plant and equipment	12	-
Additions to intangible	(493,009)	(540,323)
Customer contributions	85,255	86,607
Net cash generated (used) by investing activities	**(1,471,462)**	**(1,375,281)**
Cash flows from financing activities		
Loans and financing obtained	630,000	800,045
Debentures Issued	1,600,000	742,521
Amortization of principal amounts of loans and financing	(1,026,718)	(430,538)
Amortization of principal amounts of debentures	(1,230,451)	(393,800)
Dividends and interest on own capital paid	(285,244)	(203,835)
Net cash used by financing activities	**(312,413)**	**514,393**
Increase (decrease) in cash and cash equivalents	**(182,213)**	**323,327**
Cash and cash equivalents at the beginning of the year	1,040,075	982,073
Cash and cash equivalents at the end of the year	857,862	1,305,400

57

subject to rounding.

Earnings Release 3Q18

Exhibit II – Financial Statements – Wholly Owned Subsidiaries

Income Statement – Copel Geração e Transmissão

58

subject to rounding.

Earnings Release 3Q18

Income Statement – Copel Distribuição

59

subject to rounding.

Earnings Release 3Q18

Income Statement – Copel Telecomunicações

60

subject to rounding.

Earnings Release 3Q18

Exhibit III – Financial Statements by Company

Balance Sheet by Company

R$'000

Assets - Sep-18	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Other[1]	Holding	Eliminations	Consolidated
CURRENT	**937,902**	**3,756,532**	**77,550**	**214,347**	**83,638**	**47,078**	**286,754**	**388,815**	**906,846**	**(1,072,704)**	**5,626,758**
Cash and cash equivalents	74,452	254,791	7,795	94,673	49,112	36,975	27,677	275,735	36,652	-	857,862
Bonds and securities	-	-	-	-	-	-	1,287	-	93	-	1,380
Collaterals and escrow accounts	-	73,609	-	57	-	-	-	-	129	-	73,795
Customers	284,491	2,517,317	46,521	98,871	24,511	78	233,223	53,956	-	(182,937)	3,076,031
Dividends receivable	88,809	-	-	-	-	-	-	12,966	198,554	(239,013)	61,316
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	-	186,701	-	186,701
Sectorial financial assets	-	408,091	-	-	-	-	-	-	-	-	408,091
Account receivable related to concession	123,881	-	-	-	-	-	-	10,759	-	-	134,640
Other current receivables	96,464	272,373	2,452	2,115	4,498	134	488	5,905	8,647	(1,138)	391,938
Inventories	32,219	76,170	6,579	1,874	-	-	-	-	-	-	116,842
Income tax and social contribution	10,109	16,969	5,619	15,995	-	6,210	3,179	5,144	46,505	-	109,730
Other current recoverable taxes	35,217	104,934	8,527	149	-	3,681	20,900	1,247	329	-	174,984
Prepaid expenses	6,509	18,820	-	613	5,517	-	-	1,760	-	-	33,219
Related parties	185,751	13,458	57	-	-	-	-	21,343	429,236	(649,616)	229
NON-CURRENT	**15,254,521**	**8,442,904**	**1,140,067**	**515,485**	**577,663**	**394,981**	**71,821**	**4,270,812**	**18,064,211**	**(19,407,846)**	**29,324,619**
Long Term Assets	**4,097,776**	**2,530,571**	**82,331**	**485,028**	**23,878**	**69,177**	**69,125**	**413,436**	**1,892,531**	**(157,299)**	**9,506,554**
Bonds and securities	100,034	1,020	-	7,464	-	-	-	112,393	-	-	220,911
Other temporary investments	-	-	-	-	-	-	-	-	18,543	-	18,543
Collaterals and escrow accounts	-	90,775	-	-	-	-	-	-	-	-	90,775
Customers	88,855	69,535	28,268	-	-	-	-	-	-	-	186,658
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	-	1,324,237	-	1,324,237
Judicial deposits	70,226	296,106	13,754	49,975	78	11,093	171	318	132,838	-	574,559
Sectoral financial assets	-	478,374	-	-	-	-	-	-	-	-	478,374
Account receivable related to concession	3,667,642	739,644	-	322,518	-	-	-	243,572	-	4,438	4,977,814
Accounts receivable related to the concession extension	73,419	-	-	-	-	-	-	-	-	-	73,419
Other receivables	27,915	44,749	104	104,961	-	18,824	-	5,180	-	-	201,733
Income tax and social contribution	644	17,464	-	-	-	-	-	-	65,745	-	83,853
Deferred income tax and social contribution	-	744,529	26,745	-	23,800	39,260	68,954	-	141,277	-	1,044,565
Other recoverable taxes	64,256	48,325	13,460	-	-	-	-	128	85,733	-	211,902
Prepaid Expenses	4,785	50	-	110	-	-	-	-	-	-	4,945
Receivables from subsidiaries	-	-	-	-	-	-	-	51,845	124,158	(161,737)	14,266
Investments	**4,750,410**	**1,344**	**-**	**-**	**-**	**7,053**	**2,459**	**1,188,079**	**16,169,160**	**(19,621,323)**	**2,497,182**
Property, Plant and Equipment, net	**6,318,467**	**-**	**1,042,307**	**-**	**387,943**	**318,643**	**49**	**2,668,620**	**899**	**-**	**10,736,928**
Intangible Assets	**87,868**	**5,910,989**	**15,429**	**30,457**	**165,842**	**108**	**188**	**677**	**1,621**	**370,776**	**6,583,955**
TOTAL	16,192,423	12,199,436	1,217,617	729,832	661,301	442,059	358,575	4,659,627	18,971,057	(20,480,550)	34,951,377

[1] Wind Farms, Costa Oeste SPC and Marumbi SPC.

61

ubject to rounding.

Earnings Release 3Q18

R$'000

Assets - Dec-17	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Other[1]	Holding	Eliminations	Consolidated
CURRENT	**1,053,154**	**3,609,663**	**102,002**	**151,966**	**77,216**	**99,101**	**187,966**	**302,912**	**998,294**	**(880,440)**	**5,701,834**
Cash and cash equivalents	299,234	174,468	31,977	84,079	37,905	51,264	97,068	207,247	56,833	-	1,040,075
Bonds and securities	-	-	-	-	-	-	1,251	-	90	-	1,341
Collaterals and escrow accounts	-	59,146	-	97	-	-	-	-	129	-	59,372
Customers	345,736	2,184,280	44,453	44,161	25,380	39,151	73,027	40,811	-	(63,759)	2,733,240
Dividends receivable	100,193	-	-	-	-	-	2,008	12,966	459,464	(493,816)	80,815
Account receivable related to concession	149,744	-	-	-	-	-	-	-	-	-	149,744
Other current receivables	76,247	307,261	3,100	1,561	4,722	1,284	297	7,979	8,287	(1,387)	409,351
Inventories	29,063	71,653	7,356	2,487	-	-	-	-	-	-	110,559
Income tax and social contribution	6,522	440,040	8,154	19,440	-	7,402	1,773	4,299	14,055	-	501,685
Other current recoverable taxes	18,257	160,547	6,825	-	-	-	11,998	329	276	-	198,232
Prepaid expenses	9,366	21,090	61	141	9,209	-	-	-	-	-	39,867
Related parties	18,792	19,569	76	-	-	-	544	29,281	292,051	(321,478)	38,835
NON-CURRENT	**14,401,871**	**7,919,925**	**952,739**	**480,944**	**598,234**	**407,959**	**20,403**	**2,931,439**	**16,957,672**	**(17,210,643)**	**27,460,543**
Long Term Assets	**3,830,993**	**2,167,690**	**69,543**	**437,056**	**27,885**	**66,859**	**17,703**	**163,135**	**1,967,632**	**(140,870)**	**8,607,626**
Bonds and securities	104,157	1,012	-	7,172	-	-	-	105,981	-	-	218,322
Other temporary investments	-	-	-	-	-	-	-	-	18,727	-	18,727
Collaterals and escrow accounts	-	75,665	-	-	-	-	-	-	-	-	75,665
Customers	111,953	121,363	27,766	-	-	-	-	-	-	-	261,082
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	-	1,349,253	-	1,349,253
Judicial deposits	84,462	305,075	12,376	49,984	77	10,952	129	307	119,167	-	582,529
Account receivable related to concession	3,372,504	684,206	-	303,668	-	-	-	-	-	-	4,360,378
Accounts receivable related to the concession extension	68,859	-	-	-	-	-	-	-	-	-	68,859
Other receivables	21,604	29,758	104	76,122	-	16,647	-	5,181	-	-	149,416
Income tax and social contribution	632	17,040	-	-	-	-	-	-	158,808	-	176,480
Deferred income tax and social contribution	-	712,976	18,671	-	24,775	39,260	17,574	-	102,236	-	915,492
Other recoverable taxes	57,281	48,986	10,626	-	-	-	-	66	15	-	116,974
Prepaid Expenses	9,541	-	-	110	3,033	-	-	-	-	-	12,684
Receivables from subsidiaries	-	-	-	-	-	-	-	51,600	219,426	(140,870)	130,156
Investments	**4,235,657**	**1,362**	-	-	-	**7,053**	**2,457**	**782,081**	**14,987,607**	**(17,445,574)**	**2,570,643**
Property, Plant and Equipment, net	**6,244,837**	-	**866,489**	-	**397,786**	**333,889**	**57**	**1,985,562**	**830**	-	**9,829,450**
Intangible Assets	**90,384**	**5,750,873**	**16,707**	**43,888**	**172,563**	**158**	**186**	**661**	**1,603**	**375,801**	**6,452,824**
TOTAL	15,455,025	11,529,588	1,054,741	632,910	675,450	507,060	208,369	3,234,351	17,955,966	(18,091,083)	33,162,377

[1] Wind Farms and Copel Renováveis

62

ubject to rounding.

Earnings Release 3Q18

R$'000

Liabilities - Sep/18	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Other[1]	Holding	Eliminations	Consolidated
CURRENT	2,434,496	3,086,072	159,532	175,434	122,649	36,319	268,089	890,634	1,190,146	(1,075,035)	7,288,336
Social charges and accruals	115,119	252,196	24,020	8,551	422	405	5,727	147	10,902	-	395,517
Associated companies and parent company	14,287	9,959	58	-	-	-	225	624,255	875	(649,529)	88
Suppliers	250,885	1,462,850	88,585	145,872	5,522	4,841	226,089	162,816	2,408	(184,567)	2,145,297
Income Tax and Social Contribution payable	156,441	18,509	4,050	1,029	16,220	-	54,889	3,950	2,911	-	257,799
Other taxes	89,434	318,671	8,949	6,348	2,152	351	2,524	8,627	1,205	-	438,259
Loans and financing	666,092	297,187	5,797	-	-	-	-	57,429	127,748	(2,326)	1,151,927
Debentures	905,102	504,762	9,191	10,757	-	-	-	20,489	925,687	-	2,175,988
Dividends payable	155,000	-	15,405	-	29,489	30,718	-	25,391	5,254	(259,013)	18,244
Post employment benefits	15,518	37,989	1,950	-	-	-	6	29	67	-	55,559
Customer charges due	7,976	108,807	-	-	-	-	-	328	-	-	116,911
Research and development and energy efficiency	85,078	162,126	-	-	7,061	-	-	511	-	-	252,776
Payables related to concession	4,236	-	-	-	83,251	-	-	-	-	-	87,487
Sectorial financial liabilities	-	-	-	-	-	-	-	-	-	-	-
Other accounts payable	17,350	153,456	1,549	2,887	752	6	651	8,684	125	-	165,580
Provisions for litigation	-	-	-	-	-	-	-	-	115,166	-	115,166
NON-CURRENT	4,695,753	3,205,071	479,907	120,479	479,151	22,766	1,934	720,721	1,554,971	(150,718)	11,130,035
Associated companies and parent company	-	-	-	-	-	-	-	51,844	-	(51,844)	-
Suppliers	9,934	-	-	20,569	-	-	-	-	-	-	30,503
Deferred income tax and social contribution	84,001	-	-	19,411	-	-	-	16,974	-	(2,187)	118,199
Tax liabilities	169,621	618,554	8,300	-	-	5,574	175	318	2,552	-	802,892
Loans and financing	1,100,584	179,356	6,215	-	-	-	-	370,288	777,168	(107,559)	2,326,052
Debentures	2,305,355	742,571	407,487	15,185	-	-	-	251,605	595,965	-	4,318,167
Post-employment benefits	225,510	575,981	34,674	5,658	-	729	1,617	519	4,352	-	845,020
Research and development and energy efficiency	53,339	271,354	-	-	-	18,663	-	-	-	-	343,356
Payables related to the concession	43,613	-	-	-	479,151	-	-	-	-	-	522,764
Sectorial financial liabilities	-	95,089	-	-	-	-	-	-	-	-	95,089
Other payables	25,743	2,176	-	61,488	-	-	-	26,189	1,990	-	115,584
Tax, social security, labor and civil provisions	682,075	722,050	25,251	172	-	-	144	2,981	172,946	10,872	1,614,449
EQUITY	9,062,174	5,908,293	578,178	433,919	59,501	382,974	88,552	3,048,272	16,225,940	(19,254,797)	16,533,006
Attributable to controlling shareholders	9,062,174	5,908,293	578,178	433,919	59,501	382,974	88,552	3,048,272	16,225,940	(19,561,863)	16,225,940
Capital	5,528,226	5,255,945	316,098	220,966	35,503	707,440	21,289	2,876,880	7,910,000	(14,942,345)	7,910,000
Advance for Future Capital Increase	257,000	105,500	58,628	-	-	-	24,170	785,542	-	(1,210,840)	-
Capital reserves	-	-	-	-	-	-	-	-	-	-	-
Equity valuation adjustments	551,281	1,509	5,998	(657)	256	-	(688)	1,646	841,555	(859,565)	841,555
Legal Reserves	484,846	117,255	20,315	25,917	7,100	-	2,508	8,578	844,598	(646,297)	844,598
Retained earnigs	1,298,981	215,908	140,784	151,552	-	-	41,512	83,650	5,557,845	(1,950,127)	5,557,845
Accrued earnings (losses)	701,880	254,200	58,355	38,161	16,642	(324,466)	(59)	(707,604)	1,072,544	6,911	1,072,544
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	-	307,066	307,066
TOTAL	16,192,423	12,199,436	1,217,617	729,832	661,301	442,059	358,575	4,659,627	18,971,057	(20,480,550)	34,951,377

[1] Wind Farms, Copel Renováveis and Copel Participações

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R$'000

Liabilities - Dec-17	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Other[1]	Holding	Eliminations	Consolidated
CURRENT	1,941,599	2,872,482	114,511	147,743	164,574	38,386	73,107	581,110	1,057,679	(881,227)	6,109,914
Social charges and accruals	81,040	188,389	25,586	8,800	284	291	2,410	210	6,977	-	313,987
Associated companies and parent company	22,561	30,746	5,319	-	-	-	1,101	257,084	3,936	(320,747)	-
Suppliers	177,970	1,129,475	42,592	39,756	3,328	5,559	65,664	235,238	2,096	(65,879)	1,635,577
Income Tax and Social Contribution payable	45,277	-	-	-	36,964	-	22	1,580	2,467	-	86,310
Other taxes	130,256	192,079	9,002	6,585	2,079	1,556	25	3,465	476	-	345,487
Loans and financing	105,005	325,219	5,936	-	-	-	-	29,201	322,092	(785)	784,668
Debentures	947,510	262,346	7,415	25,138	30,570	-	-	20,242	359,841	-	1,652,062
Dividends payable	297,500	98,968	15,405	15,575	24,085	30,718	3,717	28,875	267,988	(495,816)	288,981
Post employment benefits	13,551	37,680	1,900	-	-	-	6	31	57	-	53,225
Customer charges due	8,393	141,632	-	-	-	-	-	-	-	-	150,025
Research and development and energy efficiency	83,642	191,359	-	-	7,467	298	-	-	-	-	282,766
Payables related to concession	4,213	-	-	-	58,411	-	-	-	-	-	62,624
Sectorial financial liabilities	-	192,819	-	-	-	-	-	-	-	-	192,819
Other accounts payable	26,883	81,840	1,356	1,893	1,618	4	164	7,200	249	-	121,405
Provisions for litigation	-	-	-	-	-	-	-	-	112,000	-	112,000
NON-CURRENT	5,104,056	3,204,483	487,038	87,409	449,149	22,470	1,751	665,277	1,690,445	(140,085)	11,541,960
Associated companies and parent company	-	-	-	-	-	-	-	51,800	-	(51,800)	-
Suppliers	30,105	-	-	15,364	-	-	-	-	-	-	45,469
Deferred income tax and social contribution	132,274	-	-	17,475	-	-	-	6,881	-	-	156,630
Tax liabilities	177,077	618,527	7,933	-	-	3,237	131	308	2,363	-	809,576
Loans and financing	1,673,034	385,783	10,401	-	-	-	-	332,088	664,020	(88,485)	2,974,839
Debentures	2,149,524	741,743	392,768	17,557	-	-	-	261,208	876,140	-	4,438,916
Post-employment benefits	215,059	552,708	52,869	3,658	-	628	1,464	497	3,995	-	812,878
Research and development and energy efficiency	38,255	194,889	-	-	-	16,605	-	-	-	-	249,709
Payables related to the concession	43,181	-	-	-	449,149	-	-	-	-	-	492,330
Sectorial financial liabilities	-	90,700	-	-	-	-	-	-	-	-	90,700
Other payables	22,149	4,098	-	33,223	-	-	-	12,549	830	-	72,849
Tax, social security, labor and civil provisions	625,418	618,025	15,066	152	-	-	156	152	143,095	-	1,400,064
EQUITY	8,409,370	5,452,703	483,196	397,758	61,727	446,204	133,511	1,987,964	15,207,842	(17,069,771)	15,510,503
Attributable to controlling shareholders	8,409,370	5,452,703	483,196	397,758	61,727	446,204	133,511	1,987,964	15,207,842	(17,372,432)	15,207,842
Capital	5,459,598	4,746,053	316,098	220,966	35,505	707,440	66,289	1,495,155	7,910,000	(15,047,100)	7,910,000
Advance for Future Capital Increase	54,829	374,000	-	-	-	-	24,070	1,261,785	-	(1,714,684)	-
Equity valuation adjustments	881,156	1,509	5,998	(657)	256	-	(668)	1,646	895,601	(889,220)	895,601
Legal Reserves	464,846	117,233	20,315	25,917	7,100	-	2,505	4,080	844,398	(641,999)	844,398
Retained earnigs	1,548,961	213,908	140,784	151,532	-	-	41,512	40,672	5,557,843	(2,157,169)	5,557,843
Additional proposed dividends	-	-	-	-	18,868	-	-	-	-	(18,868)	-
Accrued earnings (losses)	-	-	-	-	-	(261,236)	-	(815,572)	-	1,076,808	-
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	-	302,661	302,661
TOTAL	15,455,025	11,529,668	1,084,741	632,910	675,450	507,060	208,369	3,234,351	17,955,966	(18,091,083)	33,162,377

[1] Wind Farms and Copel Renováveis

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Income Statement by Company

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date November 9, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.